Mailstop 4720

August 5, 2009

Via Facsimile and U.S. Mail
Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005

Re: **Validus Holdings, Ltd.**
        Amendment No. 6 to Form S-4
        Filed August 3, 2009
        File No. 333-159148

Dear Ms. Banks:

        We have limited our review of your filing to the non-financial portions and have
the following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of J.P. Morgan Securities, Inc., Financial Advisor to IPC's Board, page 74

1. We note your response to our prior comment 13. Please clarify that the term "tax-
    free" as used in the filing refers to a tax-free reorganization at the corporate level,
    rather than in reference to the consideration to be received by individual
    shareholders.

Treatment of Outstanding IPC Equity Awards, page 86

2. Please revise your disclosure in this section to calculate the pro forma number of

Validus options to be received by IPC officers based on the closing price of Validus shares on July 31, 2009, rather than July 8, 2009.

Comparative Market Price and Dividend Information, page 30

3. In the paragraph preceding the second chart at the bottom of page 30, we note that you have explained the significance of providing trading information as of both March 30, 2009 and July 31, 2009, but have not explained the significance of including July 8, 2009 in this chart. Please revise your disclosure to include this information.

Failure to obtain effective consents of IPC's reinsurance counterparties or Validus' lenders to the Amalgamation could materially adversely affect the Amalgamation or the business of IPC or Validus, page 35

4. Please revise your disclosure to include the current A.M. Best Financial Strength Ratings of ValidusRE and IPCRe, including the current Rating Outlook (positive, negative or stable). Also, please indicate whether either of these ratings have been designated as being "Under Review" by A.M. Best.

Engagement of JPMorgan, page 82

5. We note your response to our prior comment 12. Please replace all references to "customary compensation" in the last paragraph on page 82 with specific quantitative information regarding fees and compensation paid.

Employment Agreements, page 88

6. Please revise your disclosure on page 88 to specify the titles of the positions that each of Messrs. Weale, Cozens and Fallon will hold in the combined entity after the effective time of the Amalgamation, as well as the designated annual salary of each individual.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director